SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

ESCAgenetics Corporation

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

296053101

(CUSIP Number)

Frank C. Woodruff

Riddell Williams P.S.

1001 Fourth Avenue Plaza, Suite 4500

Seattle, WA 98154

206-389-1519

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 4, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 296053101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Genesee Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Genesee International, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Donald R. Morken.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 amends the Statement on Schedule 13D relating to the Common Stock, $.0001 par value (“Common Stock”), of ESCAgenetics Corporation, a Delaware corporation (the “Issuer”) that was filed on March 22, 1999 by Genesee Holdings, Inc., a Washington corporation (“Holdings”), Genesee International, Inc., a Delaware corporation (“Genesee”), and Donald R. Morken (“Mr. Morken”).  The foregoing persons are hereinafter sometimes collectively referred to as “Reporting Persons.”

Item 5.	Interest in Securities of the Issuer
(a) As of the date of this Statement, the Reporting Persons no longer hold any direct or indirect interest in any shares of the Issuer.
(b) See Item 5(a).

(c)           On April 4, 2003, Holdings entered into and closed a Securities Purchase Agreement with Kevin R. Keating (“Keating”) pursuant to which Holdings sold 66,060,000 shares of Common Stock to Keating for $100,128.33, or $.001516 per share.  Holdings also sold to Keating for $49,871.67 a Convertible Promissory Note (the “Note”) made by the Issuer with an outstanding balance of $253,100.  Pursuant to the terms of the Note, the outstanding principal balance plus accrued and unpaid interest was convertible into Common Stock at a rate of 130 shares of Common Stock for each $1 owed under the Note.  Immediately following such sales, the Board of Directors of the Issuer elected representatives of Keating to serve as officers of the Issuer.  Immediately thereafter, one director resigned, and the remaining director appointed a representative of Keating to the Board of Directors to fill the vacancy, with such appointment to become effective 10 days after the newly appointed President of the Issuer files with the Securities and Exchange Commission (the “SEC”), and mails to the Issuer’s shareholders of record, the information required by Rule 14f-1 of the Securities and Exchange Act of 1934 (or on such earlier or later effective date as the SEC may authorize).  The remaining director thereafter resigned from the Board of Directors.

(d) Not applicable.
(e) On April 4, 2003, the Reporting Persons ceased to be the beneficial holder of more than 5% of the Common Stock.

Item 7.	Material to Be Filed as Exhibits
The following is filed herewith as an Exhibit to this Statement:
Exhibit No. 1: Securities Purchase Agreement, dated April 4, 2003

Signature

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2003	GENESEE HOLDINGS, INC.

	By:	/s/ Donald R. Morken
Donald R. Morken, President

GENESEE INTERNATIONAL, INC.

	By:	/s/ Donald R. Morken
Donald R. Morken, President

/s/ Donald R. Morken
Donald R. Morken